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                                August 8, 2023

       Joshua Goldstein
       General Counsel and Secretary
       Masterworks Vault 2, LLC
       225 Liberty Street, 29th Floor
       New York, New York 10281

                                                        Re: Masterworks Vault
2, LLC
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A
                                                            Filed August 2,
2023
                                                            File No. 024-12271

       Dear Joshua Goldstein:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment to Form 1-A Filed August 2, 2023

       Risk Factors
       Risks Relating to Potential Conflicts of Interest, page 22

   1. Revise this section to include a risk factor, or revise the risk factor on page 17, to discuss in greater detail the
conflicts of interest discussed on page 53.
       Potential Conflicts of Interest, page 53

   2. We note that there appears to be a current, actual conflict of interest associated with relying on an affiliate
to complete art appraisals. Accordingly, please revise this heading to remove the word
"potential." In the following paragraph, revise to clarify that there is an actual conflict of
interest, as the current disclosure states there    may    be conflicts.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Joshua Goldstein
Masterworks Vault 2, LLC
August 8, 2023
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4525 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameJoshua Goldstein                         Sincerely,
Comapany NameMasterworks Vault 2, LLC
                                                           Division of
Corporation Finance
August 8, 2023 Page 2                                      Office of Trade &
Services
FirstName LastName